QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(1)(Q)

[Communication to be in email format]

Re:    Results of Stock Option Exchange Program

        The Offer made pursuant to the Stock Option Exchange Program expired at 5:00 p.m., Los Angeles time, on December 15, 2003. We have accepted for cancellation options to purchase approximately 1,224,300 shares of our common stock, which represented approximately 88% of all eligible options. Subject to the terms and conditions of the Offer, we will grant replacement options to purchase approximately 759,100 shares of our common stock in exchange for the options cancelled in the Offer. We intend to grant the replacement options on June 21, 2004.

        If you have any questions, please contact Brenda Butters, 27001 Agoura Road, Suite 325, Calabasas Hills, California 91301, (818) 871-8700 (telephone), (818) 871-7512 (telecopier) or bbutters@thq.com (email).

QuickLinks

  Exhibit 99(a)(1)(Q)